ACM Government Opportunity Fund, Inc.
Exhibit 77C
811-5595





The Annual Meeting of Shareholders of ACM Government
Opportunity Fund, Inc. was held on March 9, 1999.
A description of each proposal and number of shares voted at the meeting are as follows:

1.  To Elect Directors:       Shares Voted For        Voted Against/Abstain
    Class Two Directors
    (term expires 2002)
    David H. Dievler                12,141,052                      236,285
    William H. Foulk, Jr.           12,142,303                      235,033
    Dr. James M. Hester             12,170,338                      255,238





2.  To ratify the selection        Shares      Shares Voted       Shares
    of Ernst & Young LLP as      Voted For        Against       Abstained
    the Fund's independent
    auditors for the Fund's
    fiscal year ending
    July 31, 1999.              12,170,338           46,561       160,438